BEACON ENERGY HOLDINGS, INC.

List of Subsidiaries

Name		Jurisdiction
Beacon Energy Corp.		Delaware

	Agrifuel Terra Farms, LLC	Missouri
	Beacon Energy (Texas) Corp.	Delaware
	Agrifuel BBD Holding CO., Inc.	Delaware
	Agrifuel United Biofuels CO., Inc.	Delaware